FLEXSHOPPER, INC.
(FORMERLY ANCHOR FUNDING SERVICES, INC.)
REPORTS THIRD QUARTER RESULTS

Boca Raton, FL (November 14, 2013) - FlexShopper, Inc. (OTCQB Symbol: FPAY) today announced financial and operating results for the three and nine months ended September 30, 2013.

Financial Results – Three Months
FlexShopper reported third quarter net loss of $265,173 as compared to net income of $111,018 for the comparable period of the prior year.

FlexShopper reported 2013 third quarter finance revenues of $546,872, a decrease of approximately $123,000 or 19.3% from the comparable period of the prior year.

FlexShopper had interest expense of $87,656 for the three months ended September 30, 2013 compared to interest expense of $129,483 for the three months ended September 30, 2012, a $41,827 difference.

FlexShopper had a recovery of $45,675 for the three months ended September 30, 2013 as it now anticipates recovering substantially all of its advanced funds to a client that filed for bankruptcy. For the three months ended September 30, 2012, FlexShopper had a provision for credit losses of $43,901, primarily due to a client that ceased operations.

Operating expenses for the three months ended September 30, 2013 were $770,064 compared to $392,911 for the three months ended September 30, 2012, a 96.0% or $377,153 increase. These increases were primarily the result of approximately $210,000 of additional operating expenses associated with FlexShopper, LLC and legal expense of $110,000 related to Anchor’s legal representation to recover funds from a client that filed bankruptcy.

Anchor purchased approximately $19.2 million of invoices during the third quarter of 2013 as compared to $23.3 million for the comparable period of the prior year.

Financial Results – Nine Months
FlexShopper reported a net loss of $227,453 for the nine months ended September 30, 2013 as compared to net income of $316,387 for the comparable period of the prior year.

For the nine months ended September 30, 2013, finance revenues were $1,853,081, a decrease of approximately $80,000 or approximately 4.1% from the comparable period of the prior year. These decreases are primarily due to two large clients that terminated their relationships with FlexShopper’s factoring subsidiary, Anchor Funding Services, LLC (“Anchor”) and satisfied their obligations to Anchor. In addition, Anchor ceased funding another large client that filed for Chapter 11 bankruptcy.

FlexShopper had interest expense of $298,069 for the nine months ended September 30, 2013 compared to interest expense of $367,415 for the nine months ended September 30, 2012, a $69,346 difference. Since Anchor purchased more invoices over the same three month and nine month periods last year, its average borrowings were higher for the three months and nine months ended September 30, 2013 than for the three months and nine months ended September 30, 2013.

For the nine months ended September 30, 2013, FlexShopper had a provision for credit losses of $59,325, primarily resulting from a client that filed bankruptcy. For the nine months ended September 30, 2012, FlexShopper had a provision for credit losses of $29,797 primarily resulting from a client that ceased operations.

Operating expenses for the nine months ended September 30, 2013 were $1,723,140 compared to $1,218,959 for the nine months ended September 30, 2012, a 41.4% or $504,181 increase. These increases were primarily the result of approximately $210,000 of additional operating expenses associated with FlexShopper, LLC and legal expense of $110,000 related to Anchor’s legal representation to recover funds from a client that filed bankruptcy.

Anchor purchased approximately $67.2 million of invoices for the nine months ended September 30, 2013 as compared to approximately 71.7 million for the comparable period for the prior year.

Management Commentary
Morry F. Rubin, CEO, stated "We are excited about the formation of FlexShopper and the diversification it provides with its lease to own programs that support broad untapped expansion opportunities within the US consumer e-commerce and retail marketplaces.  We anticipate we will begin to generate revenues from our FlexShopper subsidiary this quarter and look forward to communicating important developments as they occur.”

About FlexShopper LLC
In June 2013 FlexShopper (formerly Anchor Funding Services, Inc.) formed a wholly owned subsidiary, namely, FlexShopper, LLC, for the purpose of developing a business that will provide certain types of durable goods to consumers on a lease to own (LTO) basis and also provide lease to own terms to consumers of third party retailers.  FlexShopper anticipates generating revenues from this new line of business later this year. Management believes that the introduction of FlexShopper’s LTO programs support broad untapped expansion opportunities within the U.S. consumer e-commerce and retail marketplaces.  FlexShopper and its online LTO products will provide consumers the ability to acquire durable goods, including electronics, computers and furniture they need, on a low payment, lease basis. Concurrently, e-tailers and retailers that work with FlexShopper may substantially increase their sales by utilizing FlexShopper’s online channels to connect with consumers that want to acquire products on an LTO basis.  One method currently in development by FlexShopper that connects retailers/e-tailers with these consumers is a patent pending system that enables consumers to buy products on an LTO basis using mobile devices and tablets. FlexShopper has been hiring employees to implement its business plan including a Chief Information Officer, Vice President of eCommerce and programmers. FlexShopper has been incurring additional operating expenses to develop this line of business of approximately $150,000 per month and potentially higher as FlexShopper implements its programs and builds an infrastructure to support its revenues and business objectives. These additional expenses may cause FlexShopper to continue to incur losses. FlexShopper intends to raise additional financing to support the business needs and potential initial operating losses of its new subsidiary, FlexShopper LLC. While our parent corporation, FlexShopper, has raised $690,000 of additional financing, as of the filing date of our Form 10-Q, no assurances can be given that FlexShopper will be able to raise additional financing on terms satisfactory to us, if at all.

About Anchor Funding Services LLC
Anchor provides innovative accounts receivable funding, purchase order financing, inventory funding and credit management services to small and mid-size U.S. businesses. Our funding program which is based upon creditworthiness of accounts receivable, provides rapid and flexible financing to support small businesses’ daily working capital needs.

Additional Information
For additional information, a copy of FlexShopper’s Form 10-Q for the quarter ended September 30, 2013 can be obtained on the Internet by going to www.sec.gov, clicking “Search for Company filings,” then clicking “Companies & Other Filers,” typing in our company name and clicking “find Companies.”

Forward-Looking Statements
Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995.

Certain statements in this press release constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of FlexShopper to be materially different from any future results, performances or achievements express or implied by such forward-looking statements.  The forward-looking statements are subject to risks and uncertainties including, without limitation, changes in levels of competition, possible loss of customers, and FlexShopper’s ability to attract and retain key personnel

Contact:

Morry F. Rubin
Co-Chairman & CEO
561-353-1349
Morry.Rubin@flexshopper.com